Oct 24, 2022 3Q 2022 Earnings Release Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the third quarter 2022. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Contents Consolidated Business Performance Business Performance by Major Areas Appendix

△1,855 △1,178 △4.8%p QoQ 20,637 23,010 21,155 9,238 3Q21 2Q22 3Q22 15.1% 3,117 2,098 920 4.3% 9.1% 【 Before Inter-company Transaction Adjustment 】 Steel profit weakened due to the flood and the slow demand, while LiB materials business showed resilient growth QoQ +205 7,752 2Q22 3Q22 7,547 3,007 2,657 △350 * Debt increased on USD-denominated debt due to exchange rate effect : 2Q22) 1,292.9 → 3Q22) 1,434.8 (billion KRW) Revenue Operating Profit 3Q21 2Q22 3Q22 3Q21 2Q22 3Q22 QoQ QoQ Steel 18,447 19,331 17,784 △1,547 2,942 1,762 515 △1,247 POSCO 1) 11,315 11,871 10,878 △993 2,296 1,322 397 △925 Overseas Steel 5,813 6,463 6,030 △433 519 315 11 △304 Green Infrastructure 14,482 18,641 15,885 △2,756 320 484 345 △139 POSCO International 9,151 11,070 9,041 △2,029 149 321 197 △124 POSCO E&C 2,029 2,490 2,262 △228 111 126 43 △83 POSCO Energy 590 676 1,049 +373 70 26 86 +60 Green Materials 529 810 1,056 +246 29 48 75 +27 POSCO Chemical 505 803 1,053 +250 31 55 82 +27 ＊ POSCO result is parent basis, other subsidiaries consolidated (billion KRW) OP Margin Revenue Operating Profit Income Financial Structure Net Debt EBITDA (billion KRW) * 3Q21 : POSCO Parent result before the vertical spin-off

Flood Impact on 3Q Result

Recognized Operating Loss of 436 bil KRW, Non-OP Loss of 148 bil KRW

Operating Loss

✓ **POSCO 408 billion KRW**

○ **Loss due to production and sales volume decline : 222 bil KRW**

- Based on IFRS, increased amount of fixed cost caused by temporary production drop was realized in 3Q COGS

○ **One-off loss due to the flood damage : 186 bil KRW**

- Inventory impairment loss : 94.4 bil KRW
- Repair, material cost to recover production facilities : 91.6 bil KRW

✓ **Other Subsidiaries (POSCO Steeleon, POSCO Chemical, POSCO Mobility Solution, etc) 27.4 billion KRW**

○ **POSCO Steeleon : Production loss due to submerged facilities, repair cost on damaged facilities**

○ **POSCO Chemical : Repair cost for electrical facility in refractories, etc.**

○ **POSCO Mobility Solution : Production/Sales volume dropped due to operation loss, wash off submerged inventories, etc.**

Non-OP Loss

○ **Impairment loss on tangible assets : POSCO 147 bil KRW, POSCO Chemical 0.75 bil KRW, etc.**

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 5

Flood Damage and Repair Schedule

Exert all efforts to normalize the production to work to minimize the impact on supply and demand; timely respond towards customers' urgent requests

○ **River flooded over to the Pohang works' down-stream line causing electricity blackout** (9/6)

- Downstream line, located near the river, was submerged, while zero impact on the upstream line
- 3 BFs/2 FINEXs normalized operation (9/12), down-stream line gradually under repair

[Impact on Pohang Works by Region]


Zero Impact
Partial Impact
Extreme Impact
River
Electrical Steel
Plate
HR
Wire Rod
CR
STS CR
STS

○ **Target to produce all type of products by the year end, Maximize production in Gwangyang Works**

- Prioritize based on imminent demand, recovery on track
- Softened the impact of product volume decrease by maximizing production of Gwangyang Works
  · Rescheduled maintenance plan of Gwangyang Works

[Repair Schedule of Pohang Works] (Completed●, Under Progress○)

	Completed	~Nov 2022	~Dec 2022
Hot Rolling Line	● No.1 HR (Oct7) ● No.1 Wire Rod* (Oct20) ● No.3 Plate (Oct24)	○ No.2 Plate** ○ No.3 Wire Rod ○ No.4 Wire Rod	○ No.2 HR ○ No.2 Wire Rod
Cold Rolling Line	● No.3 Electrical Steel (Sep14) ● No.2 Electrical Steel (Sep28) ● No.1 CR (Oct6)	○ Electrical Galvanizing Line	○ No.2 CR ○ No.2 STS CR

* Operation on No.1 Wire Rod earlier than scheduled (Speeded up to finish by Oct. from Nov.)

** No.2 Plate, expected to operate by end of Oct., required a week more of repair

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 6

LiB Materials Business Progress

Lithium — **Secured production base, enable to fluidly respond to change in business environment, as the IRA***

* IRA : Critical minerals should be extracted/processed from US FTA partners; as for components, tax credit restricted to EV models, made in N.America

2nd Stage Project in Argentina

- **Produce lithium carbonate in Argentina, and produce lithium hydroxide in Gwangyang, S.Korea** (25k tons/yr)
- Reviewing to invest 3rd/4th stage project in the N.America (under revision)
- 2nd stage CAPEX U$1,093 mil (Including debt)

[2nd stage construction schedule]

Argentina
- Supply to Domestic line

Environmental Assessment (Nov 22)	Built Pond (Jun 23)	Start plant construction (Nov 23)	Complete construction (Jun 25)

Domestic
- Provide for Domestic cathode-makers

Company set-up (Nov 22)	Start plant construction (Jun 23)	Complete construction (Aug 25)

Ore-based Lithium

- **1st stage commercial plant under construction as scheduled** (43k tons/yr)
- **Produce lithium hydroxide in Gwangyang commercial plant by using Aus. Pilbara spodumene procurement (315k tons)**
  - Expect counter benefit from IRA, as Australia being US FTA partner

[1st stage progress]

Start construction (May 21)	Groundwork for 1st , 2nd plant (Nov 21)	Civil construction and building under progress (Oct 22)	Complete construction (Oct 23)

Nickel — **Start construction of battery-grade nickel refinery in SNNC, lowered dependency to China through MHP procurement from RNO**

Pyro-Metallurgical
- **(SNNC) Upstream: Iron-removal process to produce nickel matte from SNNC** (Started construction in Jun 22, Complete by 3Q23)
- **(POSCO) Downstream : Refine nickel matte to produce battery-grade nickel** (Started construction in Oct 22, Complete by 4Q23)

Hydro-metallurgical
- **(P-Holdings) Procured MHP through stake investment in RNO, Aus.**(30%, May 21), **Feasibility study underway on refining** (Target to win approval by Jan 2023)

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 7

POSCO Overseas Steel POSCO International POSCO Energy POSOC E&C POSCO Chemical Business Performance of Major Areas Steel Green Infrastructure Green Materials

POSCO_Production/Sales

Production


QoQ
Utilization Rate*
94.6%
84.2%
86.4%
+2.2%p
(thousand tons)
9,703
8,545
8,860
+315
Crude Steel
9,113
8,340
7,899
Product
△441
3Q21
2Q22
3Q22

* Utilization rate : Crude Steel Production / Crude Steel Capacity

○ **Crude steel production went up as No.4 BF revamping completed in Gwangyang in 2Q, whereas product production dropped as downstream in Pohang flooded**

【Crude Steel Production (k tons)】

- Pohang : 2Q) 3,983 → 3Q) 3,309 △674
- Gwangyang : 2Q) 4,562 → 3Q) 5,551 +989

[Carbon Steel/STS Production Volume] (k tons)

	3Q21	2Q22	**3Q22**	QoQ
Carbon Steel	8,592	7,885	**7,554**	△331
STS	521	455	**345**	△110

* 3Q21 : POSCO Parent result before the vertical spin-off

Sales


(thousand tons, %)
QoQ
Sales Volume
9,022
8,238
7,904
△334
Domestic Sales Ratio
61.2
60.1
55.1
△5.0%p
WTP Sales Ratio*
32.3
28.2
29.0
+0.8%p
3Q21
2Q22
3Q22

*Un-ordered and semi-product figure excluded in total sales volume

○ **Sales volume decreased along with product production volume declined from Pohang Works**

- Sales Volume (QoQ, k tons): Plate △172, Wire rod △158, etc.
- WTP sales volume held up to 2Q level as WTP sales increased to automakers (+205k tons)

[WTP Sales Volume (k tons)**]**


2,797
2,231
2,200
△31
WTP
3Q21
2Q22
3Q22
QoQ

* 3Q21 : POSCO Parent result before the vertical spin-off

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 9

POSCO_Income/Financial Structure

Income


(billion KRW)
QoQ
Revenue
11,315
11,871
10,878
△993
OP Margin
20.3%
11.1%
3.6%
△7.5%p
Operating Profit
2,296
1,322
397
△925
3Q21
2Q22
3Q22

* 3Q21 : POSCO Parent result before the vertical spin-off

(billion KRW)	2Q22	3Q22	QoQ
Net Debt	262	△109	△371
EBITDA	1,915	995	△920

○ **Revenue, OP plunged as price dropped due to worsened steel demand and one-off losses, as repair cost and OP loss from the flood damage, occurred**

○ **Turned net cash as working capital decreased due to raw materials and product inventory lowered**

- Working Capital (trl KRW) : 2Q) 11.5 → 3Q) 11.1

【Operating Profit QoQ】


(billion KRW)
1,322
△463
ASP decrease, etc
Raw material input cost increase
△54
△222
Production/Sales Volume drop
△186
Repair cost and losses from the flood
397
2Q22
3Q22

- **Sales Price** (carbon steel, thousand KRW/ton) : 2Q) 1,236 → 3Q) 1,186 (△50)
  - Domestic distribution price downtrend slightly halted after the flood, domestic demand remains weak
- **Raw Material Input Cost** : Iron Ore 2Q) 100→3Q) 107, Coking Coal 100→93.6 (2Q22 price=100)
  - Despite the fall in input cost, profit declined as inventory with high applied cost from previous quarter raw material cost, was sold
- **Operating income impacted by 222 bil KRW, due to production decline in Pohang**
  - Increased fixed cost on inventories, caused by the production decline, recognized as 3Q COGS, regardless of sales status (production disruption)
- **One-off cost recognized due to the flood damage**
  - Repair cost : 91.6 bil KRW (material cost, maintenance cost, etc)
  - Inventory impairment loss : 94.4 bil KRW (finished/semi-product, materials, etc)
  - ※ Impairment of tangible assets : 147 bil KRW recognize as Non-op income

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 10

Overseas Steel Subsidiaries_Performance

Profit of overseas steel subsidiaries continue their downtrend due to slow demand and price decline, mostly from rerolling mills

PT. Krakatau POSCO



Revenue
Operating Profit
(USD million)
709
206
773
125
550
44
3Q21
2Q22
3Q22

- **Despite the price and sales volume drop due to slowing demand, generated profit by defending profitability by selling highly priced product to Europe**
  - Sales volume (k tons) : 2Q) 752 → 3Q) 607 (△145)
    * Plate sales to Europe : (sales volume) 73k tons (OP) U$9 mil
  - Product price(QoQ) : [Slab] △16% [Plate] △11%

Zhangjiagang STS (PZSS)



Revenue
Operating Profit
(USD million)
852
57
883
△29
753
△32
3Q21
2Q22
3Q22

- **Profitability dampened as demand faltered due to China's Zero-COVID policy and weak construction market, and low-pricing competition with local competitors**
  - Sales volume (k tons) : 2Q) 280 → 3Q) 270 (△10)
  - Sales price (QoQ) : △12.1% / Raw materials cost (QoQ) : △11.2%
    * Sales price rebounded during September

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 11

Overseas Steel Subsidiaries_Performance

POSCO Maharashtra



Revenue
395
388
363
Operating Profit
(USD million)
42
20
0.1
'21.3Q
'22.2Q
'22.3Q

- **Profit slashed as market worsened and processing cost increased due to materials cost as natural gas price increased**
  - Sales volume (k tons) : 2Q) 322 → 3Q) 337 (+15)
  - Product price (QoQ) : △9% / Processing cost(QoQ) : +14.5%
  - * Export tax imposed by the Indian government in May(15%) caused domestic distribution and construction price to drop

PY VINA



Revenue
83
104
78
Operating Profit
(USD million)
10
7
△8
'21.3Q
'22.2Q
'22.3Q

- **Turned to loss as sales volume and price dropped due to weakened construction market and low-priced imports entered the market**
  - Sales volume (k tons) : 2Q) 108 → 3Q) 90 (△18)
  - Product price (QoQ) : △11.7%

Green Tomorrow, With POSCO

3Q22 Earnings Release | October 24, 2022 12

POSCO International_Performance

Income

* Earning result under consolidated basis



(billion KRW)
QoQ
△2,029
Revenue
9,151
11,070
9,041
Operating Profit
149
321
197
△124
OP Margin
1.6%
2.9%
2.2%
△0.7%p
3Q21
2Q22
3Q22

【Revenue by Business】

(bil KRW)	3Q21	2Q22	3Q22	QoQ
Steel	8,390	10,047	7,968	△2,079
Energy	335	322	349	+27
Investment Co., etc.	426	701	724	+23

Major Activities

○ **Trading**

- **Steel : Product and raw materials volume dropped due to weak steel demand**
  - Sales volume(QoQ) : Steel product △3%, Raw materials △45%
- **Agri./Materials : Domestic/overseas demand on feeds declined and sales volume fell as crop sales halted in UKR**
  - Sales volume (QoQ) : Corn △23%, Soybean △53%

○ **Energy**

- **Revenue went up as Myanmar gas sales increased, OP dropped as cost recovery rate reduced**
  - Gas sales volume (bil ft^3) : 2Q) 45.5 → 3Q) 49.7
  - Operating profit (bil KRW) : 2Q) 104 → 3Q) 93.8

○ **Investment companies**

- **Senex : Revenue went up as gas sales volume and price increased**
  - Senex Energy sales volume(bil ft^3) : 2Q) 5.3 → 3Q) 6.1
- **P-MS : Motor core sales volume dropped as demand from China weakened**

○ **Flood impact : OP Impact from steel trading, △4.7 bil KRW**

Green Tomorrow, With POSCO

3Q22 Earnings Release | October 24, 2022 13

POSCO Energy_Performance

Income

* Earning result under consolidated basis



(billion KRW)
Revenue
Operating Profit
OP Margin
590
676
1,049
QoQ
+373
70
11.9%
26
3.8%
86
8.2%
+60
+4.4%p
3Q21
2Q22
3Q22

【Revenue by Business】

(bil KRW)	3Q21	2Q22	3Q22	QoQ
Power Generation	495	620	977	+357
Terminal	71	28	47	+19
Fuel Cell, etc.	24	28	25	△3

Major Activities

○ Power generation : Electricity demand and utilization rate went up, lifting up profit

- Both revenue and operating profit increased as capacity payment(CP) climbed up as entering to the electricity peak season, along with utilization rate normalized after the revamping of No.3 and 7 generator completed in 2Q

【Market Index】

	3Q21	2Q22	3Q22	QoQ
Power demand (GW)	80	71	81	+10
SMP (KRW/kWh)	93	156	194	+38

○ Terminal: Profitability improved due to stable tank lease operation, increased margin of terminal-related businesses

- Secured stable profit base by leasing Tank (to SK, S-OIL)
- Profit upturned as orders and margin improved on commission businesses
- Gwangyang No.6 LNG Tank construction underway as scheduled (Target to be completed by May 2024)
  - Capacity : 200k kℓ (Current LNG Tank capacity : 730k kℓ)

Green Tomorrow, With POSCO
3Q22 Earnings Release | October 24, 2022 14

POSCO E&C_Performance

Income

* Earning result under consolidated basis

(billion KRW)



QoQ
Revenue
Operating Profit
OP Margin
2,029
2,490
2,262
△228
111
5.5%
126
5.1%
43
1.9%
△83
△3.2%p
3Q21
2Q22
3Q22

【Revenue by Business】

(bil KRW)	3Q21	2Q22	3Q22	QoQ
Plant	475	592	**568**	△24
Infrastructure	224	397	**356**	△41
Building	1,033	1,170	**990**	△180
Consolidated subsidiaries	297	331	**348**	+17

Major Activities

○ **Profit squeezed as additional cost occurred due to increase in materials cost**

- Plant/Infra.: Profitability weakened due to materials cost hike
- Construction : Additional cost recognized as materials/outsourcing cost went up and showed lower profit due to levelling effect* from the 2Q
  - Operating Profit (bil KRW) : 2Q) 93.0 → 3Q) 31.5
  - * 2Q) Reversal of mater lease agreement of Parc 1 +8.5 bil, Jeju Health Care PJT +7.4 bil
- Consolidated : New orders won in major subsidiaries (O&M, A&C)

○ **Steady order won led by plant projects** (3Q 2.6 trl KRW)

- Plant(1.5 trl) : Dangjin LNG Terminal(0.4), Kumho ethylene rubber plant(0.2), etc.
- Infra.(0.2 trl) : Groundwork for Dangjin LNG LNG Terminal(0.1), etc.
- Construction(0.9 trl) : Remodeling order increased from the first planned city, etc. (QoQ +225%)

※Order trend by quarter in 2022(trl KRW) : 1Q) 2.7→ 2Q) 2.7

Green Tomorrow, With POSCO

3Q22 Earnings Release | October 24, 2022 15

POSCO Chemical_Performance

Income

* Earning result under consolidated basis



(billion KRW)
QoQ
Revenue
Operating Profit
OP Margin
505
31
6.2%
803
55
6.9%
1,053
82
7.8%
+250
+27
+0.9%p
3Q21
2Q22
3Q22

【Revenue by Business】

(bil KRW)	3Q21	2Q22	3Q22	QoQ
Cathode materials	172	417	**648**	**+231**
Anode materials	43	47	**68**	**+21**
Refractories	111	139	**120**	**△19**
Quicklime/Chemical	179	200	**217**	**+17**

Major Activities

○ **Cathode : Both revenue and profit improved as sales volume and N65 price went up**

- Sales price climbed due to raw material hike (QoQ +27%)
- Sales volume in total went up as volume to European EV increased and started to supply to domestic ESS (QoQ +25%)

○ **Anode : Profitability improved as price went up and sales portion to EV increased**

- Revenue and profit increased as product price went up
- Sales portion to EV expanded (QoQ +16%p)

○ **Refractories, Furnace Maintenance/Construction : Profitability slightly lowered due to one-off costs**

- P&O Chemical speeded up its construction completion, as a result, recognizing initial fixed cost (August → June)
- KPCC revenue went up as product price increased (+12% than initially planned)

* KPCC: PT.KRAKATAU POSCO CHEMICAL CALCINATION

○ **Flood impact : Operating cost of 1.5 billion KRW, including repair cost on facilities**

- Non-OP loss of 0.75 bil KRW, including impairment loss on tangible assets

Green Tomorrow, With POSCO

3Q22 Earnings Release | October 24, 2022 16

Appendix Summarized Income Statement Summarized Balance Sheet

3Q21 4Q21 1Q22 2Q22 3Q22 2022 Accumulated Accumulated YoY Revenue 20,637 21,334 21,338 23,010 21,155 65,503 +10,505 Gross Profit 3,779 3,142 2,929 2,733 1,590 7,251 △1,489 (Gross margin) (18.3%) (14.7%) (13.7%) (11.9%) (7.5%) (11.1%) △4.8%p SG&A 662 773 671 635 670 1,976 +106 Operating Profit 3,117 2,369 2,258 2,098 920 5,275 △1,595 (Operating margin) (15.1%) (11.1%) (10.6%) (9.1%) (4.3%) (8.1%) △4.4%p Non-Operating 242 △270 206 240 △293 153 +163 Equity Income and Loss 287 97 248 194 △13 429 △124 Net interest expenses 28 61 △145 50 4 △90 +6 Profit before Income Tax 3,359 2,099 2,464 2,338 627 5,429 △1,888 Net Profit 2,628 1,622 1,907 1,799 592 4,298 △1,277 EBITDA 4,006 3,282 3,146 3,007 1,939 8,092 △1,444 (EBITDA Margin) 19.4% 15.4% 14.7% 13.1% 9.2% 12.4% △5.0%p EPS (KRW) 34,745 21,452 25,187 23,717 7,800 56,692 No. of outstanding shrs 75,625,572 75,625,572 75,710,045 75,849,177 75,849,177 75,803,309 Summarized F/S_Consolidated Income Statement (billion KRW)

(billion KRW) 3Q21 2Q22 3Q22 QoQ Current Assets 45,706 52,147 53,769 +1,622 Cash & Cash Equivalents 18,567 17,939 20,942 +3,003 Accounts Receivable 10,468 12,394 11,209 △1,185 Inventories 13,810 17,962 17,430 △532 Non-Current Assets 44,429 49,723 51,463 +1,740 Tangible Asset 29,414 30,407 31,289 +882 Intangible Assets 4,305 5,222 5,366 +144 Other LT Financial Assets 2,396 2,300 2,640 +340 Total Assets 90,135 101,870 105,232 +3,362 Liabilities 36,614 43,121 45,040 +1,919 Current Liabilities 19,405 25,757 26,695 +938 Non-Current Liabilities 17,209 17,364 18,345 +981 Interest-bearing Debt 22,841 25,486 28,694 +3,208 Shareholders’ Equity 53,521 58,749 60,192 +1,443 Owners of the Controlling Stake 49,171 53,256 54,710 +1,454 Net debt 4,274 7,547 7,752 +205 Net Debt to Equity (%) 8.0% 12.8% 12.9% +0.1%p Summarized F/S_Consolidated Balance Sheet